SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)
____________________________

Western Gas Partners, LP
(Name of Issuer)
_____________________________
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958254-10-4
(CUSIP Number)

Philip H. Peacock 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of This Statement)
_____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Anadarko Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,143,426 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,143,426 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,143,426 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,694,297 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,694,297 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,694,297 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,132,046 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,132,046 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,132,049 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON HC; OO – limited liability company

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,132,046 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,132,046 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,132,046 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON HC; PN

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Western Gas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0%
14	TYPE OF REPORTING PERSON OO – limited liability company

*
Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 2,583,068 general partner units and incentive distribution rights (which represent the right to receive increasing percentage of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON APC Midstream Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,562,251 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,562,251 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,251 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP NO. 958254-10-4

1	NAME OF REPORTING PERSON Anadarko Marcellus Midstream, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,129 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,129 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,129 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP NO. 958254-10-4

AMENDMENT NO. 10 TO SCHEDULE 13D
This Amendment No. 10 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 10, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (“Common Units”) of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to this Amendment No. 10. This Amendment is being filed to disclose updates to this Schedule 13D as a result of the WGP Common Unit Purchase Agreement (as defined below) and the Springfield Contribution Agreement (as defined below).

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a)    This Schedule 13D is filed by (i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), (ii) Western Gas Resources, Inc., a Delaware corporation (“WGR”), (iii) Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), (iv) Western Gas Equity Partners, LP, a Delaware limited partnership (“WGP”), (v) Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner”), (vi) APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”), and (vii) Anadarko Marcellus Midstream, L.L.C., a Delaware limited liability company (“AMM” and, together with Anadarko, WGR, WGP GP, WGP, the General Partner and AMH, the “Reporting Persons”).
Anadarko owns 100% of the common stock of WGR and Kerr-McGee Corporation, a Delaware corporation (“KMG”). WGR is the sole member of WGP GP, which is the sole general partner of WGP. WGP owns approximately 38.4% of the Issuer’s outstanding Common Units and is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. WGP is the sole member of AMH, which owns approximately 1.2% of the Issuer’s outstanding Common Units and all of the Issuer’s Class C Units (as defined below). KMG owns 100% of the common stock of Kerr-McGee Worldwide Corporation, a Delaware corporation (“KWC”), which is the sole member of AMM. AMM owns approximately 0.3% of the Issuer’s outstanding Common Units. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)    The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.
(c)    The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to hold membership interests in WGP GP and AMH. The principle business of WGP GP is to hold the general partner units and to manage the business and affairs of WGP. The principle business of WGP is to own three types of partnership interests in the Issuer and to manage the business and affairs of the General Partner. The principal business of the General Partner is to hold general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer. The principal business of AMH is to hold ownership interests in its various subsidiaries and in the Issuer. AMM’s principal business is to engage in exploration and production and midstream activities and to hold Common Units in the Issuer.
(d) – (e)    During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Not applicable.

CUSIP NO. 958254-10-4

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko, WGR, WGP GP, WGP, the General Partner, AMH and AMM has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:
The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.
On May 14, 2008, the Issuer closed its initial public offering of 18,750,000 Common Units. In connection with the closing of the initial public offering, the Issuer entered into that certain Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “IPO Contribution Agreement”), among the Issuer, the General Partner, WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), WGR Asset Holding Company LLC, a Delaware limited liability company (“Asset HoldCo”), Anadarko, Western Gas Operating, LLC, a Delaware limited liability company (“Operating GP”), and WGR Operating, LP, a Delaware limited partnership (“OLP”). Pursuant to the IPO Contribution Agreement, the Issuer:

•	received 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC for further contribution to OLP;

•	issued 1,083,115 general partner units and all of its Incentive Distribution Rights (as defined in the Partnership Agreement) to the General Partner; and

•	issued 4,973,806 Common Units and 26,536,306 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) to WGR Holdings.
In connection with the initial public offering and the IPO Contribution Agreement, on June 11, 2008, the Issuer issued an additional 2,060,875 Common Units to the public pursuant to the partial exercise of the underwriters’ over-allotment option and 751,625 Common Units to WGR Holdings.
On December 19, 2008, the Issuer closed the transactions contemplated by the Contribution Agreement, dated November 11, 2008 (the “Powder River Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Powder River Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Powder River Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Powder River Contributing Parties;

•	the Issuer paid the Powder River Contributing Parties $175,000,000 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated December 19, 2008); and

•	the Issuer issued 2,556,891 Common Units to WGR Holdings.
Concurrent with such closing, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.

CUSIP NO. 958254-10-4

On July 22, 2009, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 10, 2009 (the “Chipeta Contribution Agreement”), among WGR, Asset HoldCo, Anadarko Uintah Midstream, LLC (“AUM”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and AUM, the “Chipeta Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Chipeta Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $101,450,500 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated July 22, 2008);

•	the Issuer issued 351,424 Common Units to WGR Holdings; and

•	the Issuer issued 7,172 general partner units to the General Partner.
On January 29, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated January 29, 2010 (the “Granger Contribution Agreement”), among WGR, Asset HoldCo, Mountain Gas Resources (“MGR”), WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo, WGR Holdings and MGR, the “Granger Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Granger Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Granger Contributing Parties;

•
the Issuer paid the Granger Contributing Parties $241,680,000 in cash consideration ($210 million of which was borrowed under the Issuer’s revolving credit facility, and the remainder of which was cash on hand);

•	the Issuer issued 620,689 Common Units to WGR Holdings; and

•	the Issuer issued 12,667 general partner units to the General Partner.
On August 2, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 30, 2010 (the “Wattenberg Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Wattenberg Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Wattenberg Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Wattenberg Contributing Parties through the acquisition of 100% of the membership interests in Kerr-McGee Gathering LLC;

•
the Issuer paid the Wattenberg Contributing Parties $473,100,000 in cash consideration (which was funded through: (i) $250 million borrowed under a term loan agreement, (ii) $200 million borrowed under the Issuer’s revolving credit facility, and (iii) cash on hand);

•	the Issuer issued 1,048,196 Common Units to WGR Holdings; and

•	the Issuer issued 21,392 general partner units to the General Partner.
On July 8, 2011, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 1, 2011 (the “Bison Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Bison Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Bison Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Bison Contributing Parties;

•	the Issuer paid the Bison Contributing Parties $25,000,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 2,950,284 Common Units to WGR Holdings; and

CUSIP NO. 958254-10-4

•	the Issuer issued 60,210 general partner units to the General Partner.
On August 15, 2011, pursuant to the terms of the Partnership Agreement, 26,536,306 Subordinated Units held by WGR Holdings converted into Common Units on a one-for-one basis in connection with the expiration of the Subordination Period (as defined in the Partnership Agreement).
On January 13, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated December 15, 2011 (the “MGR Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “MGR Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the MGR Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the MGR Contributing Parties through the acquisition of 100% of the membership interests in Mountain Gas Resources LLC;

•	the Issuer paid the MGR Contributing Parties $458,586,850 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 632,783 Common Units to WGR Holdings; and

•	the Issuer issued 12,914 general partner units to the General Partner.
On August 1, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 19, 2012 (the “Chipeta 2012 Contribution Agreement”), among AUM, WGR, WGR Holdings, Asset HoldCo, the General Partner, WES GP, the Issuer, Operating GP and OLP. Pursuant to the Chipeta 2012 Contribution Agreement:

•	a subsidiary of the Issuer received an additional 24% membership interest in Chipeta Processing LLC from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $128,250,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 151,235 Common Units to WGR Holdings; and

•	the Issuer issued 3,086 general partner units to the General Partner.
On September 12, 2012, WGR Holdings was converted into WGP. On December 12, 2012, WGP closed its initial public offering of 19,758,150 common units representing limited partner interests (the “Offering”). In connection with the closing of the Offering, the Issuer entered into a Unit Purchase Agreement dated December 12, 2012 (the “Unit Purchase Agreement”) by and among the Issuer, the General Partner, WGP and WGP GP. Pursuant to the Unit Purchase Agreement:

•	WGP used $401,256,436 of the net proceeds from the Offering to purchase Common Units from the Issuer;

•
WGP used $8,188,874 million of the net proceeds from the Offering to make a capital contribution to the Issuer, on behalf of the General Partner, to allow the General Partner to maintain its 2.0% general partner interest in the Issuer;

•	the Issuer issued 8,722,966 Common Units to WGP; and

•	the Issuer issued 178,019 general partner units to the General Partner.
On March 1, 2013, the Issuer closed the transactions contemplated by the Contribution Agreement dated February 27, 2013 (the “Marcellus Contribution Agreement”), among AMM, the Issuer, Operating GP and OLP, and for certain limited purposes Anadarko and KWC. Pursuant to the Marcellus Contribution Agreement:

•	a subsidiary of the Issuer received a 33.75% interest in two gathering systems that serve production from the Marcellus shale in north-central Pennsylvania from AMM;

CUSIP NO. 958254-10-4

•	the Issuer paid AMM $465,500,000 in cash consideration (which was funded through (i) $250,00,000 in borrowings under the Issuer’s revolving credit facility and (ii) $215,500,000 in cash on hand);

•	the Issuer issued 449,129 Common Units to AMM; and

•	the Issuer issued 9,166 general partner units to the General Partner.
On March 3, 2014, the Issuer closed the transactions contemplated by the Contribution Agreement dated February 27, 2014 (the “Texas Express Contribution Agreement”), among Asset HoldCo, AMH, the Issuer, Operating GP and OLP, and for certain limited purposes Anadarko. Pursuant to the Texas Express Contribution Agreement:

•	a subsidiary of the Issuer received a 33.33% interest in Front Range Pipeline, LLC, Texas Express Pipeline, LLC and Texas Express Gathering, LLC;

•	the Issuer paid AMH $356,300,000 in cash consideration (which was funded through (i) $350,00,000 in borrowings under the Issuer’s revolving credit facility and (ii) $6,300,000 in cash on hand);

•	the Issuer issued 308,490 Common Units to AMH; and

•	the Issuer issued 6,296 general partner units to the General Partner.
On November 25, 2014, the Issuer closed the transactions contemplated by the Agreement and Plan of Merger dated October 28, 2014 (the “Nuevo Merger Agreement”), among the Issuer, Maguire Midstream LLC, an indirect wholly owned subsidiary of the Issuer, Nuevo Midstream, LLC (“Nuevo”) and the other parties thereto. Pursuant to the Nuevo Merger Agreement:

•	the Issuer acquired Nuevo; and

•
the Issuer paid $1,500,000,000 in cash consideration (which was funded through (i) cash on hand, (ii) borrowings under the Issuer’s revolving credit facility and (iii) the issuance of 10,913,853 Class C units representing limited partner interests in the Issuer (“Class C Units”) to AMH).

On February 24, 2016, the Issuer entered into a Common Unit Purchase Agreement (the “WGP Common Unit Purchase Agreement”) by and among the Issuer and WGP. Pursuant to the WGP Common Unit Purchase Agreement:

•	the Issuer issued 835,841 Common Units to WGP for a cash purchase price of $29.91 per unit, resulting in proceeds of approximately $25 million.
On March 14, 2016, the Issuer closed the transactions contemplated by the Contribution Agreement, dated February 24, 2016 (the “Springfield Contribution Agreement”), among AMH, Asset HoldCo, the Issuer, Operating GP and OLP, and for certain limited purposes, Anadarko. All of the parties are subsidiaries or affiliates of Anadarko. Pursuant to the Contribution Agreement:

•	the Issuer acquired a 100% interest in Springfield Pipeline LLC, which owns a 50.1% interest in an oil and gas gathering system in South Texas;

•
the Issuer paid AMH $712.5 million in cash consideration (which was funded through (i) $440 million in proceeds from the sale of Series A Convertible Preferred Units of the Issuer, (ii) $25 million in proceeds from the sale of Common Units in connection with the WGP Common Unit Purchase Agreement and (iii) $247.5 million in borrowings under its revolving credit facility); and

•	the Issuer issued 1,253,761 Common Units to AMH.

CUSIP NO. 958254-10-4

Item 5.	Interest in Securities of the Issuer
Item 5(a), (b) and (c) of Schedule 13D are hereby amended and restated in their entirety to read as follows:
(a) (1)    WGP is the record and beneficial owner of 50,132,046 Common Units, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represents 38.4% of the outstanding Common Units. WGP, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
(2)    WGP GP, as the sole general partner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,132,046 Common Units held of record by WGP, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represents 38.4% of the outstanding Common Units. WGP GP, as the general partner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.
(3)    WGR, as the 81.6% owner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,132,046 Common Units held of record by WGP, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represents 38.4% of the outstanding Common Units. WGR, as the indirect 81.6% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner. WGR, as the 100% owner of AMH, may also, pursuant to Rule 13d-3, be deemed to beneficially own AMH’s 1,562,251 Common Units, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represent 1.2% of the outstanding Common Units.
(4)    Anadarko, as the indirect 81.6% owner of each of WGP and AMH and the indirect 100% owner of AMM, may, pursuant to Rule 13d-3, be deemed to beneficially own the 50,132,046, 1,562,251 and 449,129 Common Units held of record by WGP, AMH and AMM, respectively, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, collectively represent 39.9% of the outstanding Common Units. Anadarko, as the indirect 81.6% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.
(5)    The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 2,583,068 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer.
(6)    AMH is the record and beneficial owner of 1,562,251 Common Units, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represent 1.2% of the outstanding Common Units.
(7)    AMM is the record and beneficial owner of 449,129 Common Units, which based on there being 130,671,970 Common Units outstanding as of July 8, 2016, represent 0.3% of the outstanding Common Units.
(8)    See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
(c)    In the 60 days preceding March 14, 2016 and through the date hereof, the following transactions in the Issuer’s common units were effected by persons named in paragraph (a) of this Item 5: (1) On March 14, 2016, the

CUSIP NO. 958254-10-4

Reporting Persons acquired 2,089,602 common units of the Issuer at a price of $29.91 per unit in connection with the WGP Common Unit Purchase Agreement and Springfield Contribution Agreement, (2) on May 5, 2016, the Issuer’s general partner made phantom unit grants to its independent directors in the normal course under its long-term incentive plan, (3) on May 31, 2016, Donald R. Sinclair sold 10,000 common units of the Issuer at a price of $50.10 per unit and on June 17, 2016, Mr. Sinclair sold 10,000 common units of the issuer at a price of $46.90 per unit, where such sales were made pursuant to a 10b5-1 plan, and (4) from July 8, 2016 through the date hereof, James R. Crane sold a total of 96,861 common units of the issuer at an average price of approximately $50.40 per unit. Other than the transactions enumerated in the preceding sentence, the Issuer has no knowledge of transactions in the Common Units in the last 60 days effected by the persons named in paragraph (a) of this Item 5 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:
On March 14, 2016 and in connection with the consummation of the transactions contemplated by the Springfield Contribution Agreement, the Issuer entered into Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Amendment”). The Amendment permits the Issuer to make a special one-time cash distribution to AMH (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the Springfield Contribution Agreement.
Item 6 of Schedule 13D is hereby amended to add the following section and language:
WGP Pledged Units
On March 14, 2016, WGP entered into a collateral agreement (the “Collateral Agreement”) with Wells Fargo Bank National Association, as administration agent (the “Pledgee”), pursuant to which WGP pledged a security interest in 49,296,205 Common Units beneficially owned by WGP (the “Pledged Units”) to secure WGP’s revolving credit facility. The Collateral Agreement, prior to default, does not grant the Pledgee (i) the power to vote or to direct the vote of the Pledged Units or (ii) the power to dispose or to direct the disposition of the Pledged Units.
The last paragraph of Item 6 is hereby amended and restated in its entirety as follows:
References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to (1) Second Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016; and Amendment No. 1 thereto filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016, each of which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

CUSIP NO. 958254-10-4

Exhibit B
Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C
Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).
Exhibit E
Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K
Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

CUSIP NO. 958254-10-4

Exhibit L
Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Exhibit M
Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit N
Contribution Agreement dated February 27, 2013, by and among Anadarko Marcellus Midstream, L.L.C., Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, Anadarko Petroleum Corporation and Anadarko E&P Onshore LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference).

Exhibit O
Contribution Agreement dated February 27, 2014, by and among WGR Asset Holding Company, LLC, APC Midstream Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, and Anadarko Petroleum Corporation (attached as Exhibit 2.9 to the Issuer’s annual report on Form 10-K (File No. 001-34046) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

Exhibit P
Agreement and Plan of Merger dated October 28, 2014, by and among Western Gas Partners, LP, Maguire Midstream LLC and Nuevo Midstream, LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit Q
Unit Purchase Agreement, by and among Western Gas Partners, LP, APC Midstream Holdings LLC and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit R
Common Unit Purchase Agreement, by and among Western Gas Partners, LP and Western Gas Equity Partners, LP (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 1, 2016 and incorporated herein in its entirety by reference).

Exhibit S
Contribution Agreement dated February 24, 2016, by and among APC Midstream Holdings, LLC, WGR Asset Holding Company LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 1, 2016 and incorporated herein in its entirety by reference).

Exhibit T
Secured Revolving Credit Agreement, dated as of March 14, 2016, among Western Gas Equity Partners, LP, Wells Fargo Bank National Association, as the administrative agent and the lenders party thereto (incorporated by reference as Exhibit 10.2 to WGP’s current report on Form 8-K (File No. 001-35753) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

Exhibit U
Collateral Agreement, dated as of March 14, 2016, among Western Gas Equity Partners, LP and Wells Fargo Bank National Association, as the administrative agent (incorporated by reference as Exhibit 10.3 to WGP’s current report on Form 8-K (File No. 001-35753) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Robert K. Reeves
	Name:	Robert K. Reeves
	Its:	Executive Vice President, Law and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Robert K. Reeves
	Name:	Robert K. Reeves
	Its:	Executive Vice President

WESTERN GAS EQUITY HOLDINGS, LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President, General Counsel and Corporate Secretary

WESTERN GAS EQUITY PARTNERS, LP

	By:	WESTERN GAS EQUITY HOLDINGS, LLC its general partner

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President, General Counsel and Corporate Secretary

WESTERN GAS HOLDINGS, LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President, General Counsel and Corporate Secretary

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

ANADARKO MARCELLUS MIDSTREAM, L.L.C.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Executive Vice President

EXHIBIT INDEX

Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

Exhibit B
Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C
Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).
Exhibit E
Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit Index - 1

Exhibit J
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K
Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L
Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Exhibit M
Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit N
Contribution Agreement dated February 27, 2013, by and among Anadarko Marcellus Midstream, L.L.C., Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, Anadarko Petroleum Corporation and Anadarko E&P Onshore LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 5, 2013 and incorporated herein in its entirety by reference).

Exhibit O
Contribution Agreement dated February 27, 2014, by and among WGR Asset Holding Company, LLC, APC Midstream Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP, and Anadarko Petroleum Corporation (attached as Exhibit 2.9 to the Issuer’s annual report on Form 10-K (File No. 001-34046) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

Exhibit P
Agreement and Plan of Merger dated October 28, 2014, by and among Western Gas Partners, LP, Maguire Midstream LLC and Nuevo Midstream, LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit Q
Unit Purchase Agreement, by and among Western Gas Partners, LP, APC Midstream Holdings LLC and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on October 28, 2014 and incorporated herein in its entirety by reference).

Exhibit R
Common Unit Purchase Agreement, by and among Western Gas Partners, LP and Western Gas Equity Partners, LP (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 1, 2016 and incorporated herein in its entirety by reference).

Exhibit S
Contribution Agreement dated February 24, 2016, by and among APC Midstream Holdings, LLC, WGR Asset Holding Company LLC, Western Gas Partners, LP, Western Gas Operating, LLC, WGR Operating, LP and Anadarko Petroleum Corporation (incorporated by reference as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on March 1, 2016 and incorporated herein in its entirety by reference).

Exhibit T
Secured Revolving Credit Agreement, dated as of March 14, 2016, among Western Gas Equity Partners, LP, Wells Fargo Bank National Association, as the administrative agent and the lenders party thereto (incorporated by reference as Exhibit 10.2 to WGP’s current report on Form 8-K (File No. 001-35753) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

Exhibit U
Collateral Agreement, dated as of March 14, 2016, among Western Gas Equity Partners, LP and Wells Fargo Bank National Association, as the administrative agent (incorporated by reference as Exhibit 10.3 to WGP’s current report on Form 8-K (File No. 001-35753) filed with the Commission on March 16, 2016 and incorporated herein in its entirety by reference).

Exhibit Index - 2

Schedule 1
Executive Officers of Anadarko Petroleum Corporation
Robert P. Daniels
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International and Deepwater Exploration of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 5,150 (less than 1%)
Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)
Darrell E. Hollek
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Exploration and Production of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 289
Mitchell W. Ingram
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Global LNG of Anadarko Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: 0
James J. Kleckner
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International and Deepwater Operations of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 439 (less than 1%)
Robert K. Reeves
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Law and Chief Administrative Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 9,000 (less than 1%)
R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 6,900
Directors of Anadarko Petroleum Corporation
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Schedule 1 - 1

Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P., a real estate development firm
Citizenship: USA
Amount Beneficially Owned: 7,400 (less than 1%)
Kevin P. Chilton
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures, a privately held business involved with technology services and the acquisition and management of real estate
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)
Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company
Citizenship: USA
Amount Beneficially Owned: 0
Richard L. George
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of the Board of Penn West Petroleum Ltd., an exploration and production company
Citizenship: USA
Amount Beneficially Owned: 0
Joseph W. Gorder
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation, an international manufacturer and marketer of transportation fuels, other petrochemical products and power
Citizenship: USA
Amount Beneficially Owned: 0
John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm
Citizenship: USA
Amount Beneficially Owned: 0
Sean Gourley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chief Executive Officer of Primer, a company building software to power artificial intelligence applications for the finance and military intelligence indsutries
Citizenship: USA
Amount Beneficially Owned: 0
Mark C. McKinley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC, a private oil and gas development company specializing in the recovery and production of crude oil and the development of unconventional resource projects

Schedule 1 - 2

Citizenship: USA
Amount Beneficially Owned: 9,000
Eric D. Mullins
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Director and Co-Chief Executive Officer of Lime Rock Resources, a company which acquires, operates and improves lower-risk oil and natural gas properties
Citizenship: USA
Amount Beneficially Owned: 0
R. A. Walker
(See above)
Executive Officers of Western Gas Resources, Inc.
Donald R. Sinclair
President
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of Western Gas Equity Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 80,664 (less than 1%)
Darrell E. Hollek
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(See above)
Directors of Western Gas Resources, Inc.
Robert G. Gwin
(see above)
Darrell E. Hollek
(See above)
Robert K. Reeves
(See above)
Executive Officers of Western Gas Equity Holdings, LLC
Donald R. Sinclair
(See above)
Benjamin M. Fink
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer of Western Gas Equity Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 2,213 (less than 1%)
Philip H. Peacock
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Vice President, General Counsel and Corporate Secretary of Western Gas Equity Holdings,

Schedule 1 - 3

LLC
Citizenship: USA
Amount Beneficially Owned: 0
Directors of Western Gas Equity Holdings, LLC
Robert G. Gwin
Chairman of the Board
(See above)
Thomas R. Hix
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Business consultant
Citizenship: USA
Amount Beneficially Owned: 0
Robert K. Reeves
(See above)
Donald R. Sinclair
(see above)
Craig W. Stewart
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Chairman of RMP Energy Inc.
Citizenship: CAN
Amount Beneficially Owned: 0
David J. Tudor
Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of Champion Energy Services, a retail electric provider serving residential, governmental, commercial and industrial customers
Citizenship: USA
Amount Beneficially Owned: 12,898 (less than 1%)
Executive Officers and Directors of Western Gas Equity Partners, LP
None.
Executive Officers of Western Gas Holdings, LLC
Donald R. Sinclair
President and Chief Executive Officer
(See above)
Benjamin M. Fink
Senior Vice President, Chief Financial Officer, and Treasurer
(See above)
Philip H. Peacock
Vice President, General Counsel and Corporate Secretary
(See above)

Schedule 1 - 4

Directors of Western Gas Holdings, LLC
Robert G. Gwin
Chairman of the Board
(See above)
Donald R. Sinclair
(See above)
Steven D. Arnold
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Investor
Citizenship: USA
Amount Beneficially Owned: 34,317 (less than 1%)
Milton Carroll
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company
Citizenship: USA
Amount Beneficially Owned: 6,722 (less than 1%)
James R. Crane
Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm
Citizenship: USA
Amount Beneficially Owned: 409,501 (less than 1%)
Robert K. Reeves
(See above)
David J. Tudor
(See above)
Executive Officers of APC Midstream Holdings, LLC
Donald R. Sinclair
President
(see above)
Darrell E. Hollek
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(See above)
Directors of APC Midstream Holdings, LLC
None.
Executive Officers of Anadarko Marcellus Midstream, L.L.C.
Donald R. Sinclair
President
(see above)

Schedule 1 - 5

Darrell E. Hollek
Executive Vice President
(see above)
Robert K. Reeves
Executive Vice President
(See above)
Directors of Anadarko Marcellus Midstream, L.L.C.
None.

Schedule 1 - 6